

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Michael Brophy
Chief Financial Officer
NATERA, INC.
201 Industrial Rd, Suite 410
San Carlos, CA 94010

> **Re:** **NATERA, INC.**
> **Form 10-Q for the quarter ended September 30, 2019**
> **Exhibit No. 10.1 – Third Amendment to Credit Agreement**
> **Exhibit 10.2 – Third Amendment to Application Service Provider Agreement**
> **Filed November 8, 2019**
> **File No. 001-37478**

Dear Mr. Brophy:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance